Exhibit 12.1

Apollo Global Management, LLC

Unaudited Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

	2017	2016	2015	2014
Fixed charges:
Interest expense	$52,873	$43,482	$30,071	$22,393
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	9,185	13,072	13,406	13,476
Amortization of debt issuance costs	1,873	2,061	1,598	3,453

Total fixed charges	$63,931	$58,615	$45,075	$39,322

Earnings available for fixed charges:
Income (loss) before income tax provision	1,769,584	1,061,014	377,228	877,167
Less: (income) loss from equity method investment	(161,630)	(103,178)	(14,855)	(53,856)
Distributed equity income of affiliated companies	117,577	102,768	61,576	76,343
Add: fixed charges	63,931	58,615	45,075	39,322
Less: capitalized interest	—	—	—	—
Less: net (income) loss-Non-controlling interests	(814,535)	(567,457)	(215,998)	(561,693)

Total earnings (losses) available for fixed charges	$974,927	$551,762	$253,026	$377,283

Ratio of earnings to fixed charges	12.58	9.41	5.61	9.59